

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

November 5, 2007

Mr. Joel Kanter, President
Echo Healthcare Acquisition Corp.
8000 Towers Crescent Drive
Suite 1300
Vienna, Virginia 22182

> **Re:** **Echo Healthcare Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 24, 2007**
> **File No. 333-144889**

Dear Mr. Kanter:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form S-4 filed October 24, 2007

General

1.   We note that in response to prior comment 1, you filed three unexecuted employment agreements. We also note that blank confidentiality agreements were filed as exhibits to the employment agreements. With the next amendment, please file the executed employment agreements and full versions of the confidentiality agreements.

2.   We note that you provided us supplementally with the board book prepared by Piper Jaffray. Item 21(c) of Form S-4 appears to require the filing of the information contained in the board book as an exhibit. Please file the information accordingly or tell us why you believe that you are not required to file the information.

Opinion of Piper Jaffray & Co., page 71

3.   We note that you reference certain projections that XLNT provided to Piper Jaffray. Please ensure that you disclose and describe in some detail all projections and assumptions provided to Piper Jaffray.

4.   We note the statement that "[t]he Piper Jaffray opinion was for the benefit and use of the special committee of Echo's board of directors … and was not intended to be, and does not constitute, a recommendation to any Echo stockholder as to how such stockholder should vote or otherwise act with respect to the merger, and should not be relied upon by any stockholder as such." We note a similar representation in Appendix G. These limitations appear to limit reliance by investors on the opinions. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisor's belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or at Kimberly Calder at (202) 551-3706 if you have questions regarding the accounting comments. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: D. Delaney
        K. Calder
        A. N. Parker
        C. Moncada-Terry